UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STAX Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4901 Morena Blvd., Suite 121
(No. and Street)

San Diego	CA	92117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown — 678-894-1959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alverez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STAX Capital, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BENGIE MAR SOLON DIAMOS NOTARY EXPIRES GEORGIA February 18, 2022 PUBLIC FORSYTH COUNTY

Notary Public

Signature

CFO & Financial Operations Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STAX CAPITAL

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5(d)

As of and for the year ended December 31, 2020

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC** Document.

STAX CAPITAL

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
As of and for the year ended December 31, 2020

TABLE OF CONTENTS

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Stax Capital:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stax Capital (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
March 8, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

STAX CAPITAL

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2020

ASSETS

Cash	$	396,827
Accounts receivable		35,510
Prepaid expenses and deposits		1,197
TOTAL ASSETS	$	433,534

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions payable	$	142,538
Due to affiliates		15,932
Accounts payable and accrued expenses		6,510
Total liabilities		164,980
STOCKHOLDER'S EQUITY		
Common stock, $0 par value, 10,000 shares authorized, no shares issued and outstanding		---
Additional paid in capital		393,919
Retained earnings (accumulated deficit)		(125,365)
Total stockholder's equity		268,554
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	433,534

The accompanying notes are an integral part of these financial statements.

STAX CAPITAL

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020

NOTE 1: Organization and Summary of Significant Accounting Policies

Organization and Business

STAX Capital, Inc. (the "Company") is a California corporation formed in 2019 and is a wholly owned subsidiary of STAX Capital Holdings, LLC., the ("Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company participates in the private placement of securities; the selling of limited partnerships in primary distributions; and as a retailer of mutual funds.

Rule 15c3-3 Exemption

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to effecting securities transactions via subscriptions. As such the Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission.

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and the contract is identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2020. The Company recognizes placement fees when investor subscriptions are accepted by the issuer of the investment program.

Accounts Receivable

Accounts receivable consist of fees due from customers and are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Income Taxes

The Company is a Sub-Chapter S Corporation and is a pass-through entity for federal income tax purposes. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2016 through 2020) remain subject to income tax audits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

Reclassifications

Certain amount in the 2019 financial statements have been reclassified to conform to the 2020 presentation.

NOTE 2: Financial Instruments and Concentration of Risk

Financial instruments subject to risk concentration are cash. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash for the Company exceeding the FDIC insured limit is $146,827 as of December 31, 2020.

STAX CAPITAL

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020

NOTE 3: Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020, or during the period then ended.

NOTE 4: Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 5: Related Party

The Company has an expense sharing arrangement whereas the Company pays the Parent a set fee each month for expenses such as rent, technology, communications and software, and office expenses.

For the period ended December 31, 2020, the Company was charged by the Parent $191,180 for such expenses covered under the expense sharing agreement. During the period, the Parent forgave $ 191,180 of outstanding payables and converted the amounts to additional paid in capital. As of December 31, 2020, the Company had $15,932 due to the Parent.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 6: Net Capital Requirements

The Company is subject to SEC Rule 15c3-1 (the Net Capital Rule), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1. In addition, The Rule provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 15 to 1.

At December 31, 2020, the Company has net capital of $261,102 which exceeded the required net capital by $250,103 and its aggregate indebtedness to net capital ratio was 0.63 to 1.

NOTE 7: COVID-19 Impact

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

STAX CAPITAL

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020

NOTE 8: Subsequent Events

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.